Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

São Paulo, January 19, 2011

VIA EDGAR TRANSMISSION

Andrew Mew

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6980

Re:
Basic Sanitation Company of the State of São Paulo - SABESP
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed July 15, 2010
File No. 000-31317

Response to Staff Comment Letter dated December 17, 2010

Dear Mr. Mew:

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated December 17, 2010, received by the Basic Sanitation Company of the State of São Paulo - SABESP (the “Company”) on December 17, 2010, concerning the Company’s annual report on Form 20-F filed with the SEC on July 15, 2010 (the “Form 20-F”).  This letter provides the Company’s responses to the Staff’s comments mentioned in your letter.  For your convenience, we have reproduced below in bold the Staff’s comments numbered 1 to 21 and have provided responses immediately below such comments.  All page numbers referred to herein are to the Form 20-F.

General

1.
Please provide us what consideration you gave SEC Release No. 33-9106 in regards to providing disclosures regarding climate change matters.  If, upon further consideration, you believe that additional disclosure may be required in future filings, please show us what the disclosure will look like.

Response to Comment No. 1.

The Company currently has a risk factor in its Form 20-F entitled “We are subject to cost increases to comply with environmental law requirements and potential environmental liability that could have a material adverse effect on us,” addressing, in a general manner, the impact of changes in environmental law.

The Company notes the Staff’s comment and, upon further consideration, agrees to revise its disclosure in future filings to address climate changes more specifically by including an additional risk factor in item 3.D. and by providing additional disclosure in item 4.B. of its Form 20-F.

In its future filings, the Company will include the following risk factor in item 3.D.:

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

“The enactment of new laws and regulations relating to climate change and changes in existing regulation, as well as the physical effects of climate change, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

As new laws and regulations relating to climate change, including carbon controls, become applicable to us, and as existing environmental regulations relating to climate change become more stringent, it is possible that our capital expenditure for compliance with these laws and regulations will increase substantially in the future.  If we increase capital expenditure to comply with these laws and regulations, we may be required to reduce expenditure on other strategic investments.

In addition, if climate change leads to significant physical effects, such as variations in the intensity of droughts and rain, our services may be affected and we may be required, among other things, to: (i) make significant investments in seeking new hydric sources located further from major consumer centers and (ii) make significant investments in new technologies.

The Company does not adopt any method for calculating the investments that would be necessary in the event of a significant physical effect from climate change.  Any substantial increase in expenditure related to climate change, whether for compliance with environmental regulations or for preventing or remedying the physical effects of climate change, may have a material adverse effect on us.”

and the following disclosure in Item 4.B., in sub item “Environmental Matters”:

“Climate Change Regulations: Reduction of Greenhouse Gases (GHG)

We are required to comply with laws and regulations related to climate change, including international agreements and treaties to which Brazil is a signatory.

The São Paulo State Climate Change Policy (Law No. 13,798), enacted on November 9, 2009, seeks to reduce global emissions of carbon dioxide by 20.0% by 2020 compared with 2005 levels.  Brazil’s Climate Change Policy (Law No. 12,187), enacted on December 29, 2009, establishes a voluntary national commitment to reduce Brazil’s currently projected GHG emissions for 2020 by a percentage between 36.1% and 38.9%.  If legislation requires us to reduce our emissions, we may do so by transforming biogas from the treatment of sewage into energy, for example, which may lead to potential economic gains.

We have begun significant initiatives, such as the corporate program for water loss reduction and the implementation of small hydroelectric power plants, to reduce GHG emissions during the coming years.  We recently launched the Aquapolo project, the fifth largest project in the world to use reclaimed water production for industrial purposes, which uses treated sewage as input.  This project, capable of producing 1,000 liters per second (l/s) of reclaimed water, will increase the supply of treated water for the São Paulo metropolitan region and may potentially reduce GHG emissions.  Our investments in the Aquapolo project amounted to approximately R$252 million.  We are also in the process of hiring consultants to develop a management program for GHG emissions.  The project also includes studies of impacts and risks related to climate change and the study of potential scenarios based on our emissions of GHG.

At this point, it is still not possible to predict if climate change policies will provide opportunities or generate new costs for us.  Reducing our emissions of carbon dioxide will involve costs and expenses in implementing more stringent control mechanisms, adopting pollution prevention measures and actions to minimize the generation of GHGs.  We may not receive financial incentives to offset all or part of these costs.  In addition, if limitations in GHG emissions affect our supply chain, we may need to pass on the costs for reducing these emissions to our end consumers.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

Regulation of GHG emissions could also benefit us in the short term, since we may be able to obtain subsidies, financial investments and tax incentives for projects to protect and restore water sources, conserve water, treat sewage, conserve energy, increase energy efficiency, and promote self-generated energy, among other projects that seek to reduce the impact of climate change.

On December 2010, the Company adhered to the Carbon Disclosure Project – CDP Supply Chain 2011.  The project seeks to encourage the adoption of a standard methodology by our main suppliers of goods and services to measure risks related to climate change and GHG emissions.

Physical Effects of Climate Change

Since our financial performance is closely linked to climate patterns, extreme weather conditions may adversely affect our business and operations.  If long-term climate change causes significant alterations in environmental conditions, such as an increase in the frequency of extreme weather conditions, this could affect the quality and quantity of water available for abstraction, treatment and supply, affecting the costs of services and tariffs.

An increase in heavy rainfall can impact water quality and the regular operation of water sources, including abstraction of water from our dams, through increased soil erosion, silting, pollution and eutrophication of aquatic ecosystems.  In addition, increased flows of rainwater into sewage systems may overwhelm the capacity of sewage treatment plants.  We may need to build larger reservoirs, since it is not feasible to increase the size of our existing reservoirs, or increase operational capacity by further automating our existing equipment.  To increase automation, we would need to purchase and operate tools to measure dam levels and volumes, river output and the rain in hydrographic basins, create mathematical models for real time operations, and train technicians to operate these systems.  As an alternative, we may be able to implement new production systems.

In the case of prolonged periods of drought, for example, reduced water levels in dams can cause an increase in the concentration of plant matter by increasing eutrophication and, consequently, increasing water treatment costs and operational complexity.  In addition, prolonged periods of drought in watersheds such as the São Paulo metropolitan region, where most of our production is concentrated, may result in the growth of vegetation in the reservoir flooding areas, which can impact water quality due to the accumulation of organic matter.  In such cases our production costs may increase, affecting our financial margins and the quality of water we produce.  Droughts also lower reservoir levels available for hydroelectric plants, which may lead to power shortages, particularly since hydroelectric power accounts for most of Brazil’s electric energy supply.  A lack of rainwater could lead to instability in domestic water supplies and in sewage collection and treatment services, which could damage our reputation.  In addition, because we are one of the largest consumers of electricity in the State of São Paulo, a potential increase in electricity tariffs due to a shortage of hydroelectric power could have a significant economic impact on us.

We are also the concessionaire for water and sewage services for all the coastal municipalities of the State of São Paulo.  A rise in the sea level would result in increased salinity of water supplies further inland, which may affect water treatment in these areas.  Rising sea levels may also increase infiltration rates and alter the runoff regime of the sewage systems, which may affect the sanitary system.

Extreme climate changes may also affect the extraction, production and transportation of the materials necessary for our operations, such as treatment materials, and may lead to an increase in the cost of these materials.  A rise in air temperature could also increase consumer demand for water, increasing the need to expand both water supply and sewage treatment.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

See “Item 3.D. Risk Factors—Risks Relating to Our Business—The enactment of new laws and regulations relating to climate change and the change in existing regulation, as well as the physical effects of climate change, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.”

Item 4. Information of the Company, page 21

Item 4.B. Business Overview, page 31

2.
We note your disclosure on page 41 of revenues by geographic market.  In future filings, please revise this disclosure to include revenues by category of activity (i.e., water supply services and sewage services), as well.  Refer to Item 4.B.2 of Form 20-F.  Please show us what that disclosure will look like.  In addition, in future filings, please provide the disclosure required by Item 4.B.5 of Form 20-F.  Please show us what that disclosure will look like.

Response to Comment No. 2.

The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.

With respect to including information about revenues by category of activity, the Company will include disclosure in its future filings substantially in the form below in Item 4.B., sub item “Customers”, on page 43 of its Form 20-F:

“The following table provides a breakdown of gross revenues from water supply and sewage services for the periods indicated.

	Year ended December 31,
	2008	2009	2010
Water supply	3,893.1	4,104.3	n/a
Sewage services	2,945.7	3,131.9	n/a
Adjustment to IFRS – revenue recognition (wholesale)*	(219.2)	(190.8)	n/a
Total	6,619.5	7,045.4	n/a

(*) In future filings this adjustment will be presented in Water supply and Sewage services.

With respect to including information about marketing channels used by the Company, the Company will include disclosure in its future filings substantially in the form below in Item 4.B., before sub item “Energy Consumption”, on page 47 of its Form 20-F.

“Marketing Channels

We are the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 366 municipalities of the State of São Paulo.  We also supply water on a wholesale basis to six municipalities in the São Paulo metropolitan region.  It is the responsibility of these municipalities to then distribute the water to end consumers.  We provide sewage services to five of these municipalities.  Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us.  For more information on service concessions, see “4.B. Business Overview—Concessions.”

Item 5. Operating and Financial Review and Prospects, page 58

Item 5.D. Trend Information, page 74

3.
Please tell us why you have indicated that this section is not applicable to you.  If upon further consideration, you determine that this section is applicable to you, please provide this disclosure in future filings and show us what the disclosure will look like.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

Response to Comment No. 3.

The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.

The Company will include disclosure in its future filings substantially in the form below in Item 5.D. on page 74 of its Form 20-F:

“5.D. Trend Information

Several factors may affect our future results of operations, liquidity and capital resources, including:

•	the interests of our controlling shareholder;

•	regulations issued by the ARSESP regarding several aspects of our business, including with respect to our ability to adjust our tariffs;

•	Brazilian economic conditions;

•	meteorological conditions;

•	the effects of any continued international financial turmoil that may affect liquidity in the Brazilian capital and lending markets;

•	the effects that further changes in the Basic Sanitation law and its interpretation may have on the basic sanitation industry in Brazil and on us;

•	the effects of inflation in our results of operations;

•	the effects of fluctuations in the value of the Brazilian real and in interest rates on our net interest income;

•	the renewal of our concession agreements; and

•	the formalization of agreements with certain of the municipalities we serve.

Each of these factors is described in more detail under “5.A. Operating and Financial Review and Prospects.”

In addition, you should read “3.D. Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.”

Item 6. Directors, Senior Management and Employees, page 74

Item 6.B. Compensation, page 79

4.
We note that you disclose information regarding the compensation of your directors, fiscal council and executive members on a group basis.  However, we also note your disclosure that you are periodically required by Brazilian law to disclose certain compensation information on an individual basis.  Please confirm that, in future filings, you will disclose such compensation information on an individual basis to the extent that you are required to do so by Brazilian law.  Refer to item 6.B.1 of Form 20-F.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

Response to Comment No. 4.

The Company notes the Staff’s comment and confirms that, in future filings, it will disclose the compensation of its directors, fiscal council and executive members on an individual basis to the extent it is required to do so by Brazilian law.

5.	Please provide a brief amount of background information regarding the members of the fiscal council. Please show us what that disclosure will look like.

Response to Comment No. 5.

The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.

The Company will include disclosure in its future filings substantially in the form below in Item 6, below the table presenting the current and alternate members of the fiscal council, on page 80 of its Form 20-F:

“Sandra Maria Giannella.  Ms. Giannella has been a member of our fiscal council since January 2007.  She holds a degree in Economics from Fundação Armando Álvares Penteado, a degree in Business Administration from Universidade Mackenzie and a post-graduate degree in Financial Administration from FGV/SP.  Ms. Giannella began her career in 1978 in the São Paulo state government, where she held several positions.  She also represented the Economy and Planning Secretariat at the Board for Defense of State Capitals, and was chief of staff of the Economy and Planning Secretariat Administration, coordinator of the Secretariat's new organizational structure, part of the Technical Advisory Board to the Coordinating Committee of Decentralized Entities and Electronic Bidding of the Finance Secretariat.  Ms. Giannella was a member of the fiscal council of Companhia Paulista de Parceria and a permanent member of the fiscal councils of Metrô (the São Paulo subway authority) and DERSA Departamento de Estradas de Rodagem S.A. (the São Paulo highways department).  Ms. Giannella was chief of staff of the Sanitation and Energy Secretariat between January and August 2007, and since September 2007 she has been a member of the Corporate Management Advisory Board to the Sanitation and Energy Secretary’s Office.

Alexandre Luiz Oliveira de Toledo.  Mr. Toledo has been a member of our fiscal council since April 2010.  He holds a degree in Law from Universidade de São Paulo.  From 1984 to 1997, he worked at Banco Bradesco de Investimentos S.A. and Banco Schahin Cury S.A.  Mr. Toledo has been a member and an alternate member of the fiscal councils of several companies including: Indústrias Têxteis Renaux S.A., Coelce – Cia. Energética do Ceará, Cia. Fluminense de Refrigerantes (Coca-Cola), CELG - Cia. Energética de Goiás, IOCHPE-MAXION S.A., CST – Companhia Siderúrgica de Tubarão, Empresa Energética do Mato Grosso do Sul – Enersul, Minupar Participações S.A. and Usiminas S.A.  Mr. Toledo is currently a consultant and member of the board at the Brazilian Association of Capital Markets Investors (ANIMEC), and at Banco Fator S.A. and Bradesco Templeton Asset Management, in addition to representing investors and market professionals in administrative investigations before the CVM, the Brazilian financial system's appeals council and the Judiciary branch.

Maria de Fátima Alves Ferreira.  Ms. Ferreira has been a member of our fiscal council since April 2004.  She holds a degree in Business Administration from Universidade São Judas Tadeu, a post-graduate degree in Governmental Controllership from Pontifícia Universidade Católica de São Paulo and several  post-graduate degrees, including a degree in Public Administration from the Japan International Cooperation Agency and a degree in Governmental Planning and Management from Escola Fazendária do Estado de São Paulo.  Ms. Ferreira has worked in the public sector since August 1992.  From 1982 to 2005, she worked at the Finance Affairs Secretariat where she held several positions.  Ms. Ferreira is also a member of the fiscal councils of Eletricidade Paulista S.A. (Eletropaulo), Banespa Seguradora S.A., Empresa Metropolitana de Águas e Energia S.A. and in the São Paulo Previdência.

Emília Ticami.  Ms. Ticami has been a member of our fiscal council since April 2008.  She holds a degree in Public Administration from FGV/SP and a post-graduate degree from the same school. Ms. Ticami has worked at the São Paulo Finance Secretariat since 1991, where she is currently a Financial Administration coordinator.  She has also held several positions in the State Government.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

Deraldo de Souza Mesquita Junior.  Mr. Mesquita Junior has been a member of our fiscal council since April 2010.  He holds a degree and a master’s degree in Economics from Universidade Estadual de Campinas – UNICAMP.  Mr. Mesquita Junior has worked in the Economy and Planning Secretariat of the São Paulo State Government – Public-Private Partnership Unit since 2004, and is currently an analyst within that unit.  He has also worked in several other government departments, such as the Secretary’s Office of Economy and Planning Secretariat, the São Paulo State Government Finance Affairs Secretariat, and the Economics Advisory Board.

Vanildo Rolando Neubauer.  Mr. Neubauer has been an alternate member of our fiscal council since April 2002.  He holds degree in Law from Universidade Ibirapuera and a post-graduate degree in Criminal Procedure from Faculdades Metropolitanas Unidas – FMU.  He has been a practicing attorney in the civil, labor and criminal areas.  Since 1978, Mr. Neubauer has been a member of the fiscal council of EMAE – Empresa Metropolitana de Águas e Energia, EPTE – Empresa Paulista de Transmissão de Energia, and an alternate member of the fiscal council of CESP.

Cassio Martins Camargo Penteado Junior.  Mr. Penteado Junior has been an alternate member of our fiscal council since April 2010.  He holds a degree in Legal and Social Sciences from Universidade Mackenzie.  Mr. Penteado Junior is a partner at the law firm of Oliveira de Toledo & Advogados Associados and a professor at Pontifícia Universidade Católica de São Paulo and Faculdades Metropolitanas Unidas - FMU, where he also coordinates the Civil Procedure Program at the Graduate Research Center, in addition to teaching Consumer Rights at the Program for Managers of Itaú Unibanco Holding S.A.  Mr. Penteado Junior is a member, and former chairman, of the Legal Committee of the Brazilian Federation of Bank Associations (FEBRABAN), a member of the Advisory Board and of the Legal Committee of the Association of Credit, Financing and Investment Companies (ACREFI) and coordinator of the Legal-Institutional Committee of the Brazilian Bank Association (ABBC).

José Rubens Gozzo Pereira.  Mr. Pereira has been an alternate member of our fiscal council since April 2010.  He holds a degree in Economics from Universidade Mackenzie, a graduate degree from FGV and attended international studies extension programs at the Universities of London and Paris.  He has been responsible for the Funding department of the Finance Secretariat since 1989.  Mr. Pereira held positions in the public sector in the Water and Electricity Department (DAEE), where he was responsible for the Budget and Financing area; he was an executive officer at Companhia de Engenharia de Tráfego – CET, and in the International Cooperation department of Companhia Energética de São Paulo – CESP.  Mr. Pereira has been the coordinator for the Funding Department of the São Paulo State Government in the Finance Secretariat since 1991.

Tomás Bruginski de Paula.  Mr. de Paula has been an alternate member of our fiscal council since April 2006.  He holds a degree and a master’s degree in Economics from Universidade de Campinas - UNICAMP. He has been a Professor at the Economics Department of Pontifícia Universidade Católica - PUC since 1986.  He is also a member of the fiscal council of the São Paulo Company of Electric Power Transmission.  Mr. de Paula has worked as a consultant for several entities, including the Economic Committee for Latin America (CEPAL), the United Nations Development Program (PNUD), the Brazilian Institute of Municipal Administration (IBAM), the Brazilian School of Public and Business Administration of FGV (EBAPE/FGV), the State System Data Analysis Foundation (SEADE), and the Brazilian Electricity Agency in the infrastructure and public policy financing areas.

Joaldir Reinaldo Machado.  Mr. Machado has been an alternate member of our fiscal council since April 2010.  He holds a degree in Economics from Universidade de São Paulo with a major in Regional Planning.  Mr. Machado has been an employee of SEADE since 1979.  He has also held several other management positions, including management advisor to Empresa Metropolitana de Planejamento –

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

EMPLASA, financial executive of the Finance Department of our Company, chief of staff of the Environment Secretariat and chief of staff and head of department of the SEADE Foundation.  Mr. Machado is currently the chief of staff of the Economy and Planning Secretariat of the São Paulo State Government.”

Item 7. Major Shareholders and Related Party Transactions, page 81

Item 7.A. Major Shareholders, page 81

6.	In future filings, please provide the disclosure required by Item 7.A.2 of Form 20-F. Please show us what that disclosure will look like.

Response to Comment No. 6.

The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.

The Company will include disclosure substantially in the form below in Item 7.A., below the table setting forth information of each of its shareholders that beneficially owns more than 5.0% of its common shares, on page 81 of its Form 20-F in its future filings:

“As of May 31, 2010, 26.3% of our outstanding common shares were held in the United States, in the form of ADSs.  According to the ADS depositary’s records, which contain information regarding the ownership of our ADSs, there were, on May 31, 2010, 35 record holders of ADSs in the United States.”

Item 10. Additional Information, page 101

Item 10.B. Memorandum and Articles of Association, page 101

7.	In future filings, please provide the disclosure required by Item 10.B.6 of Form 20-F. Please show us what that disclosure will look like.

Response to Comment No. 7.

The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.

The Company will include disclosure substantially in the form below in Item 10.B, below sub item “Directors’ Powers”, on page 105 of its Form 20-F, in its future filings:

“Limitations on Rights to Own Securities

There are no limitations under Brazilian law and our bylaws on the rights of non-residents or foreign shareholders to own securities, including the rights of such non-resident or foreign shareholders to hold or exercise voting rights.”

Item 15. Controls and Procedures, page 114

8.
We note your disclosure that “even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.”  Please supplementally clarify whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level and whether your disclosure controls and procedures were designed at the reasonable assurance level.  In addition, in future filings please revise your disclosure to clarify this issue, or alternatively, remove any reference to the level of assurance of your disclosure controls and procedures.  Please show us what the disclosure will look like.  Refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

Response to Comment No. 8.

The Company’s internal controls and procedures, when evaluated in 2009 by the Company and its external auditors, were considered effective to achieve the objectives set forth in the COSO evaluation methodology used by the Company.  The Company agrees to revise its disclosure in future fillings as follows:

“ITEM 15. CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a-15(e), as of the year ended December 31, 2009.  As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009, that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.”

Item 16.F. Changes in Registrant’s Certifying Accountant, page 116

9.
In your Form 6-K submitted on June 23, 2008, you disclosed Deloitte Touche & Tohmatsu was replaced by PricewaterhouseCoopers starting with the review of the second quarter 2008 financial statements.  Since there was a change in your certifying accountant within your two most recent fiscal years, please revise to provide the disclosure required by this item.

Response to Comment No. 9.

The Company disclosed the change in its certifying accountant through Form 6-K, in accordance with the rules applicable at the time.

Pursuant to the FIRE rules, which became effective on December 5, 2008, Instruction 1 to Item 16.F. of Form 20-F requires certain additional disclosures on changes in certifying accountants.  In addition, the Company applies the November 25, 2008 guidance for the Center for Audit Quality SEC Regulations Committee’s International Practices Task Force Meeting.  Pursuant to this guidance, a foreign private issuer must provide the disclosures required by new Item 16.F. for all events resulting in changes in certifying accountants that occurred on or after December 5, 2008, in its Form 20-F for years ending after December 15, 2009.  Since the change in the Company’s certifying accountants occurred in June 2008, before the date set forth in the guidance, the Company believes those rules do not apply to this change.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

Item 18. Financial Statements, page F-1

Note 2.2 Proportional consolidation, page F-10

10.
Please expand your disclosure to include the aggregate amounts of assets, liabilities, income and expenses related to your interest in SESAMM as well as any contingent liabilities and commitments.  Please refer to paragraphs 54-56 of IAS 31.

Response to Comment No. 10.

As explained in note 2.2 “Proportional Consolidation”, the Company holds a 36% ownership interest in SESAMM’S capital stock and the total capital stock amounts to R$10.7 million.  The information required by paragraphs 54-56 of IAS 31 related to our interest in SESAMM would be as follows:

	December 31,
	2009	2008
	(in millions of R$)
Current assets	1.7	3.7
Non-current assets	2.2	0.2
Current liabilities	0.2	0.02
Stockholders’ equity	3.6	3.8

Operating expenses	(0.5)	(0.1)
Financial income, net	0.3	0.1
Loss for the year	(0.2)	(0.09)

SESAMM was incorporated on August 15, 2008 and had no revenue and has no long term liability in the periods mentioned above.  None of the other IAS 31 disclosures were applicable.  The above information was not considered material in the context of the Company’s financial statements.  If the disclosure related to SESAMM becomes material, it will be disclosed in future filings.

Note 3.1.4 Reconciliations between Brazilian GAAP and IFRS, page F-25

11.	Please explain to us the recognition of the fair value margin on the concession intangible assets including how you determined the amount of the adjustment.

Response to Comment No. 11.

In applying IFRIC 12 for concession arrangements, after application of the transition rules at January 1, 2008, the Company recognized the fair value of revenues for the construction services rendered.  As explained in footnote 5.1(b), the Company recognizes an intangible asset in the amount of the fair value of construction services rendered and as such services are not invoiced separately their fair value is estimated by applying a profit margin to the related third party costs.  The Company contracted third party construction services to perform construction work and had a team of professionals allocated to overseeing such services, thus most of the profit margin is realized by the third party construction company.  The fair value margin represents the additional margin related to the work performed by the Company in relation to such construction contracts.  The fair value margin for construction services was estimated based on application of the industry profit margin to the cost incurred by the Company in managing the construction contracts.  Industry information came from a study of 17 companies in the Brazilian Sanitation construction industry performed by the Union of the Construction Companies (Sindicato da Indústria da Construção Pesada – SICEPOT).  The company thereby estimated that approximately 1.5% on total costs reflected the primary responsibility of the Company to manage the construction contracts. The revenue recognized, therefore, represents the total construction costs incurred in the period presented plus the incremental margin of 1.5% of such costs.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

Note 11. Intangible Assets, page F-51

12.
We note your disclosure on page F-14 that you recognize the fair value of construction as revenue when the infrastructure is built.  Please expand your disclosure to state the amount of revenue and profits or losses recognized when exchanging construction services for an intangible assets for each period presented.  Reference is made to IFRIC 12 and paragraphs 39 to 45 of IAS 11.

Response to Comment No. 12.

As mentioned in “Critical Accounting Estimates and Assumptions”, the Company recognizes intangible assets arising from concession contracts under IFRIC 12, using the intangible asset model.

As of December 31, 2009, the Company had 4,411 construction contracts outstanding; therefore, the disclosure is made on an aggregated basis.

As per paragraph 39 of IAS 11, the amount of construction revenue recognized as revenue in the period is disclosed in note 21 to the financial statements.  As construction services are rendered before any services are billed there are no billings or accounts receivable at the time the related revenues were recognized.  The construction revenue recognized in the period was based on the stage of completion of the construction in progress as described below.

The table below presents the aggregate amount of costs incurred and recognized profits (less recognized losses) for the years indicated, pursuant to paragraphs 40 and 42 of IAS 11.  Recognized profits are also disclosed in note 3.1.4 to the financial statements.  There are no balances outstanding for advances received and retentions related to the construction contracts in any of the periods presented.  Also, there is no balance due to (from) customers outstanding for any of the periods presented.

The Company agrees to revise its disclosure in future fillings as follows:

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

“Significant accounting practices

Revenue from concession construction contracts is recognized in accordance with IAS 11 Construction Contracts using the percentage-of-completion method, provided that the applicable conditions for application are fulfilled.  The percentage of completion is calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method).  Revenue from cost plus contracts is recognized by reference to the construction  costs incurred during the period plus a fee earned.  The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to the construction costs incurred and the total is recognized as construction revenue.

In the operating phase of concession projects, revenue is recognized under IAS 18 generally in line with the extent of use of the infrastructure by the users as an intangible asset is to be received as consideration for the construction services provided.

Supplemental information in note 11 to the financial statements: Amounts are expressed in thousands of reais.

	As of December 31, 2009
	Water Supply	Sewage Services	Total
Contract costs incurred	1,586,410	2,417,341	4,003,751
Recognized profits less recognized losses	22,392	34,120	56,512

	As of December 31, 2008
	Water Supply	Sewage Services	Total
Contract costs incurred	938,528	1,805,536	2,744,064
Recognized profits less recognized losses	9,018	17,349	26,367

	As of January 1, 2008
	Water Supply	Sewage Services	Total
Contract costs incurred	735,581	1,020,792	1,756,373
Recognized profits less recognized losses	–	–	–

There are no contingent assets or liabilities related to the construction contracts outstanding.”

13.
You disclosure in Note 1 on page F-9 that there are concessions with indefinite terms.  Please revise to provide the disclosure set forth in paragraph 122 of IAS 38 for intangible assets with an indefinite useful life or explain to us why you are not required to provide this disclosure.

Response to Comment No. 13.

As disclosed in Item 3.D. “Risks Relating to Our Business” of the Company’s Form 20-F, the Company has not entered into formal agreements for the provision of water and sewage services with 31 municipalities in the State of São Paulo, including the municipality of Santos, which is located in the coastal region and had, as of December 31, 2009, a population of approximately 429,000, where the Company operates under a deed of authorization.

Furthermore, as disclosed in note 5.1 (b) to the financial statements, all concession intangible assets are being amortized based on the useful lives of the underlying assets, which includes concession under a deed of authorization.  Because there is no concession contract for these areas, the concession is considered valid for an indefinite term.  Therefore, there is no asset with indefinite life the useful lives of these assets are used as a basis of the amortization period.  It is expected that formal concession agreements will be entered into for most of these arrangements within the next ten years.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

As mentioned in note 5.1 (b), for the municipalities where the Company does not have a concession agreement in place, the useful life of the underlying asset is used as a basis of the amortization period.  In future fillings the Company will revise such note to clarify that.

There is no intangible asset whose title is restricted or pledged as security for liabilities.

In future filings, the Company will revise the third paragraph of note 1 to the financial statements as follows:

“The company operates water and sewage services in 366 municipalities in the State of São Paulo, having temporarily discontinued operations in two of these municipalities due to judicial orders under ongoing lawsuits.  In most of these municipalities operations are based on 30-year concession agreements.  As of December 31, 2009, 82 concessions had expired and are being negotiated. From 2010 to 2030, 80 concessions will expire, and the remaining concessions have an indefinite term. By December 31, 2009, 174 concession program contracts were signed (2008 - 160 concession program contracts).  As of December 31, 2009, 82 concessions had expired and are being negotiated. From 2010 to 2030, 80 concessions will expire, and the remaining concessions operate on rollover basis, whereby the underlying assets are amortized over the useful lives of the underlying assets. By December 31, 2009, 174 concession program contracts were signed (2008 - 160 concession program contracts).”

Note 15. Deferred Income Taxes, page F-67

14.
We note the transfer of property, plant and equipment to intangible assets – concession rights and your application of the transitional provisions of IFRIC 12.  Please explain to us your characterization of deferred income tax liability “revaluation” of concession intangible assets.

Response to Comment No. 14.

Under the previous GAAP, a revaluation of property, plant and equipment had been recorded in 1991 and was included in the January 1, 2008 balance but no deferred tax had been recorded under prior GAAP for the temporary difference.  Under IFRS, the prior GAAP balance of property, plant and equipment, including the revaluation adjustment, became the initial balance for concession intangible assets and a deferred tax liability was thus recorded on the temporary difference.  In future filings the Company will change the name from “Revaluation of concession intangible assets” to “Temporary differences of concession intangible assets”.

Note 18. Equity, page F-81

15.	Please expand your disclosure to describe the purpose of the legal and capital reserves. Refer to paragraph 79(b) of IAS 1.

Response to Comment No. 15.

In future filings the Company will revise its disclosure to include the following:

“Capital reserves are comprised of tax incentives and donations received by the company and may only be used for future capital increases.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

Earnings reserves - legal reserve: this reserve is formed by allocating 5% of annual statutory profits until the aggregate amount of the reserve equals 20% of our capital stock.  However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses.  Therefore, they are not available for the payment of dividends.

Earnings reserve - investments reserve: this is created by allocation of statutory profits in order to fund the expansion of the water supply and sewage treatment systems.

Retained earnings (losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve at year end. The balance of these accounts relates to IFRS adjustments at year end.”

Note 20. Operating Segments, page F-83

16.	Please expand your disclosure to clarify the factors used to identify your reportable segments and state whether operating segments have been aggregated. Please refer to paragraph 22 of IFRS 8.

Response to Comment No. 16.

In future filings, the Company will revise its disclosure as follows:

“Management has determined the operating segments based on the reports reviewed by the Executive Board that are used to make strategic decisions.

The Executive Board considers the business from a rendering of services perspective (water supply and sewage services). No operating segment has been aggregated.”

17.
We note that disclosure of significant adjustment “Adjustments to IFRS” used in your reconciliation of segments’ revenues to the consolidated revenues as presented in the income statements.  Please tell us in more detail the nature of the adjustment and clarify your disclosures.

Response to Comment No. 17.

As shown in the table below, the amounts contained in the column “Adjustments to IFRS” are presented to reconcile the revenues from operating reports reviewed by the Executive Board to the financial statements prepared in accordance with IFRS as issued by the IASB.  This adjustment refers to a reclassification and the adjustment related to IFRIC 12, which is consistent with the information disclosed in Note 21.

In future filings the Company will provide the details of the adjustments in note 20 as follows:

	Year ended December 31,
	2009	2008
Reclassification related to services billed to State Government for which receipt is not reasonably assured under IFRS such amounts are considered as operating expenses in the operating report	(190,837)	(219,248)
Gross revenue from construction recognized under IFRIC 12 – see Note 21	2,039,809	1,676,870
(a) Gross revenue from sales and services - from external custom	1,848,972	1,457,622

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

18.
Please provide information about the extent of your reliance on major customers.  Where revenues from transactions with a single external customer are 10% or more of your revenues, please disclose this fact as well as the total amounts of revenues from each such customer identifying the segments reporting the revenues.  Please refer to paragraph 34 of IFRS 8.

Response to Comment No. 18.

The Company will revise its future filings to include the following information:

“We do not rely on any specific major customers and no single external customer represents 10% or more of our revenues.”

Note 23. Financial Expenses and Income, page F-86

19.
We note your financial statements have been prepared under historical cost convention as adjusted for inflation during the hyperinflationary period through December 13, 1997.  We also note your disclosure on pages 60 and 66 indicating that all of your real-denominated debt provides for inflation-based increases.  Please explain to us the “monetary indexation” adjustments reflected here on loans and financing, provision for contingencies and financial income gains for the fiscal years ended December 31, 2009 and 2008.  To the extent that all of these adjustments are required by specific agreements that currently compensate for changes in prices, please clarify that fact.

Response to Comment No. 19.

During the periods presented below, transactions have been recorded at their historical cost with no subsequent adjustment for inflation.  As described in note 4.1(a), our real denominated loans and financings are subject to variable interest based on a number of different inflation-based indexes as follows:

(a)	Financial expenses resulting from the application of inflation-based indexes mentioned below on loans and financings outstanding in the period.

(b)	Monetary indexation mainly from indemnities.

(c)
Due to the Brazilian legal system amounts provided for related to legal cases are subject to similar inflation based indexes.  The amount recognized in the income statement represents the unwinding of the discount with the passage of time.

(d)	Monetary indexation mainly related to accounts receivables due that were renegotiated with the client. Such balances are restated by a monetary index plus an interest rate.

Monetary indexation balance presented in Note 23 to the financial statements
	December 31,
	2009	2008
Monetary indexation on loans and financings	(1,356)	(127,938)	(a)
Other monetary indexation	(22,481)	(20,512)	(b)
Monetary indexation on provision for contingencies	(252,645)	(165,130)	(c)
Monetary indexation gains	62,964	158,247	(d)

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

Item 19. Exhibits, page 119

20.	Please confirm that you will file as a material contract the November 17, 2008 amendment to the December 11, 2001 agreement with the State of São Paulo, or tell us why you are not required to do so.

Response to Comment No. 20.

The Company confirms that it filed the November 17, 2008 amendment to the December 11, 2001 contract on Form 6-K on December 23, 2008.

The 6-K can be accessed through the web link below:

http://www.sec.gov/Archives/edgar/data/1170858/000129281408003512/sbs20081128_6k.htm

The Company further confirms that, in future filings, it will indicate in Item 19 that the November 17, 2008 amendment is incorporated by reference to its Form 20-F.

Exhibits 12.1 and 12.2

21.
In future filings, please delete the title of the officer from the first line of each certification.  Please also confirm that the inclusion of your CEO’s title and CFO’s title was not intended to limit the capacity in which these individuals provided the certifications.

Response to Comment No. 21.

The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.

The Company confirms that inclusion of its CEO’s title and CFO’s title was not intended to limit the capacity in which these individuals provided the certifications.

*  *  *  *

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter and the Form 20-F at any time be directed to the following:

Rui de Britto Alvares Affonso
Companhia de Saneamento Básico do Estado de São Paulo
Rua Costa Carvalho, 300
05429-900 São Paulo, São Paulo, Brazil
Tel: 55.11.3388.8679
Fax: 55.11.3388.8669

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, São Paulo, Brazil
Tel: 55.11.3702.2200
Fax: 55.11.3702.2224

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Mr. Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax +55-11-3702-2224, e-mail rellison@shearman.com).

Sincerely,

/s/Gesner José de Oliveira Filho
Basic Sanitation Company of the State of São Paulo - SABESP
Name: Gesner José de Oliveira Filho
Title: Chief Executive Officer

cc:	Donna Di Silvio, Staff Accountant, Division of Corporation Finance Lilyanna Peyser, Staff Attorney, Division of Corporation Finance

Securities and Exchange Commission